NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 0 7 - 01

January 4 , 2007

Cumberland Receives Project Certificate for Meadowbank Gold Project:

Next Milestone is Start of Road Construction

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that it has received a Project Certificate from the Nunavut Impact Review Board (“NIRB”) for development of the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.   The issuance of the Project Certificate, which includes the terms and conditions to ensure the integrity of the development process, is the final stage of the NIRB review process for the environmental assessment of Meadowbank.  The Meadowbank gold project is designed to produce an average of 330,000 ounces gold per year over an eight year mine life making it one of Canada’s future highest output gold producers.

“We are very pleased to say that construction at Meadowbank will soon begin,” stated Kerry Curtis, President and CEO of Cumberland.  “The Company and the community of Baker Lake have remained committed to this project as it has grown from a small gold deposit into Canada’s largest pure gold open pit gold reserves.  We now have the opportunity to provide training and employment opportunities to the residents of Baker Lake and the surrounding Kivalliq communities as the Company build’s Nunavut’s next large, pure gold open pit mine.”

Development of Meadowbank

With receipt of the Project Certificate, Cumberland will commence the processing of all ancillary permits and licences required for construction.  Cumberland has staged the necessary equipment and supplies at Baker Lake for the construction of a four season access road to Meadowbank and has retained Nuna Logistics Limited (“Nuna”) as contractor for road construction.  A recent recruiting drive by Nuna has yielded more than 200 applications and approximately 40 persons from Baker Lake and the Kivalliq region have been short-listed for various road construction related positions.  Cumberland expects to commence road construction in the next several weeks upon issuance of initial permits and licences from the Government of Nunavut.

A production decision was made by the Board of Directors of Cumberland in September 2006 following a positive development recommendation by the NIRB and in November 2006 the Federal Minister of Indian Affairs and Northern Development accepted the positive NIRB recommendation.  Since making its production decision, Cumberland has secured at least Cdn$254 million for its gold loan facility and has raised approximately Cdn$100 million in equity financing to be used for development of Meadowbank.

Meadowbank Gold Project

Meadowbank is host to Canada’s largest undeveloped pure gold open pit reserves of 2.9 million ounces.  Cumberland is advancing the Meadowbank project toward open pit production based on a bankable feasibility study and subsequent bank due diligence1 completed in December 2005:

Meadowbank Gold Project Production Profile1 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

Meadowbank Gold Project

2005 Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)2

(Proven & probable mineral reserves are a subset of measured & indicated resources.)

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral development and exploration company which is positioning itself to become a mid-tier gold producer by developing its 100% owned Meadowbank gold project to production.  Subject to the timely receipt of all ancillary permits and requisite financing, gold production is expected to commence in late 2008 or early 2009. The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 2005 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.